American Ultimate Disc League, LLC



ANNUAL REPORT

50 University Ave
Suite 144
Los Gatos, CA, 95030
(408) 799 - 0099

www.theaudl.com

This Annual Report is dated January 28th, 2020.

BUSINESS

The American Ultimate Disc League (AUDL) is the only professional ultimate league in North America open to all elite level players of any gender. Ultimate is a fast, flowing and highly athletic sport that is played by advancing a Frisbee down a football field to score by passing into the end zone. With 21 teams operating in major markets in the US and Canada, the AUDL has become a major platform for generating exciting and highly valuable sports content and has wide media distribution across broadcast, online and on social media. AUDL games are available online and on social media. The league operates events like the AUDL Championship Weekend and All-Star game and has launched a subscription service known as AUDL.tv

Previous Offerings

Between June 1st and November 15th, 2018, the company sold 149,434 Series B Common Units in exchange for $3.30 per unit under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results

Revenues for the year ended September 30, 2019 increased 60% YOY from the prior year to $719,085 from $450,420 in the previous year. However due to continued management focus on lowering costs to produce content, Cost of Revenues increased at a lower rate of 36% YOY to $563,265 from $414,204 in the prior year. As a result of planned increases in Revenue from Sponsorships & Media Rights in 2019, Gross Profit of $155,820 increased from $36,216 in 2018.

Total Operating Expenses increased 14% from $838,621 in 2018 to $946,392 in 2019, primarily due to increases in Advertising and Marketing Expenses. General and Administrative Expenses were down 22% YOY. Management expects total Operating Expenses to be lower than these current levels in 2020. Net Loss remained very stable YOY with a decrease of less than 1% to $800,572 in 2019 from $802,405 in the prior year. Net Cash used in operations of ($850,947) in 2019 and ($790,875) in 2018 is expected to decrease to less than ($500,000) in 2020 due to higher revenues and lower costs.

Liquidity and Capital Resources

On September 30, 2019, the Company had Total Current Assets of $371,165, of which $265,314.19 was held in cash. The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations.

During the year ended September 30, 2019, the company had issued convertible debentures at an amount of $337,160. During the next 12 months, the Company intends to fund its operations through merchandise sales, licensing, sponsorships, and franchise fees, as well as debt and/or equity financing. The company management is in the process of raising debt with $670,000 of $1M Convertible Debenture still available for purchase and are in talks with several investors and is considering a further Equity Raise in Fall of 2020 or Spring of 2021.

The Company has had ongoing investments from some Members since inception and additional investments in the business in the form of equity or debt may be available if required.

Debt

Debt Table	
Liabilities	**Account Balances**
Notes	
Promissory Note (Jan '13)	$128,000.00
Promissory Note (Sept '14)	$350,000.00
SUBTOTAL	$478,000.00
Related Party Advances	
Member Advances	$360,044.00
SUBTOTAL	$360,044.00
Accrued Interest	$22,711.54
Total Debt Outstanding	**$860,755.54**

*See Related Party Transactions

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Steve Hall	CEO / Commissioner
Rob Lloyd	Chairman, Managing Member
Tim Debyl	VP Media & Marketing
Andrew Lloyd	CFO / VP Finance & Operations
Mark Lloyd	Director of Partner Accounts
Matt Smith	Director of Player Relations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Member Interests, our only outstanding class of Member Interests, as of September 30, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our , and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the Units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Series A Units	2007 Steadman Lloyd Family Trust 60 S Market St Suite 1400 San Jose, CA 95113	1,824,184.74 Units	-	31.882 %
	Ultimate Xperience Ventures, LLC 15310 Quito Rd Saratoga, CA 95070	1,633,493.39 Units	-	28.549 %
	Ultimate Investments and Holdings, LLC 101 California St. 5th Floor San Francisco, CA 94111	1,200,000 Units	-	20.973 %

RELATED PARTY TRANSACTIONS

Promissory Notes

In January 2013, the Company issued a promissory note to a member of the Company. The promissory note has a principal amount of $128,000, accrued interest at the prime rate published by the Wall Street Journal (5.5% and 5.25% as of September 30, 2019 and 2018, respectively), and was payable on the earlier of: (a) demand by the holder or (b) December 31, 2017.

In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2022. As of both September 30, 2019 and 2018, the outstanding balance on this note was $128,000 and has been included within related party note payable on the balance sheets.

In September 2014, the Company issued an additional promissory note with a principal amount of $350,000 to the same member of the Company. The note accrues interest at the prime rate published by the Wall Street Journal (5.5% and 5.25% as of September 30, 2019 and 2018, respectively) and was payable on the earlier of: (a) October 1, 2019 or (b) an event of default. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2023.

As of both September 30, 2019 and 2018, the outstanding balance on this note was $350,000 and has been included within related party note payable on the balance sheets. Total accrued interest related to these promissory notes was $47,843 and $57,297 as of September 30, 2019 and 2018, respectively.

Advances

Members of the Company have advanced funds to the Company to pay for operating expenses and other costs. The advances are due on demand and carry no interest. The related party advances totaled $274,732 and $360,044 as of September 30, 2019 and 2018, respectively.

OUR SECURITIES

Our authorized capital stock consists of 5,722,379 Common Units, which are divided into Series A Common Units, Series B Common Units, and a class of Units designated as Incentive Units. There are 5,000,000 Authorized Series A Common Units with a deemed Notional Unit Value of $1.17 in 2016. There are 150,141 Authorized Series B Common Units with a deemed Notional Unit Value of $3.30 in 2018. There are 572,238 Authorized Profit Interest Units with a deemed Notional Unit Value of $.10922 in 2019 per Code Section 83b. As of September 30th, 2019, there were 315,437 Authorized outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws:

What it means to be a minority holder?

The Series B Units, when taken together, will represent less than 6% of all outstanding Common Units. Therefore, the Series B Members, both individually and as a group, will represent a minority interest in the Company. In addition, the Series B Units have no voting rights. It may be difficult to sell Series B Units in the future because they represent a minority position in a private company. Therefore, the value of the Series B Units may be less than the corresponding Percentage Interest in the Company as a whole.

Dilution

Investors should understand the potential for dilution. Each Investor's Percentage Interest in the Company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more membership interests, the percentage of the Company that you own will decrease.

If the value of the Company has increased, the amount paid for the new equity will be greater and, while the Percentage Interest of an Investor may decrease, the value of their interest will be more. This increase in number of Units outstanding could result from a membership interest offering (such as an initial public offering, another crowdfunding round, or venture capital round), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, into membership interests). If the Company decides to issue more membership interests at a time when the value of the Company has decreased (a "down round"), an Investor could experience value dilution, with each membership interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

The type of dilution that negatively impacts early-stage investors mostly occurs when the company sells more equity in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each membership interest to hold a certain amount of value, it is important to realize how the value of those membership interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each membership interest, ownership percentage, voting control, and earnings per membership interest.

RESTRICTIONS ON TRANSFER

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To a member of the family of the purchaser or the equivalent;
- To a trust controlled by the purchaser;
- To a trust created for the benefit of a member of the family of the purchaser;
- To family member of purchaser in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

American Ultimate Disc League, LLC

By

Name   Andrew S Lloyd

Title: Chief Financial Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Andrew Lloyd, Chief Financial Officer of American Ultimate Disc League, LLC, hereby certify that the financial statements of American Ultimate Disc League, LLC included in this Report are true and complete in all material respects.



Chief Financial Officer

AMERICAN ULTIMATE DISC LEAGUE, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

SEPTEMBER 30, 2019 AND 2018

(Un-audited)

American Ultimate Disc League, LLC

Index to the Financial Statements

(Un-audited)

American Ultimate Disc League, LLC
Balance Sheets
(Un-audited)

	Note	September 30, 2019	September 30, 2018
ASSETS			
Current Assets			
Cash		$ 265,314	$ 634,898
Accounts receivable	(2)	105,151	25,650
Loan receivable		701	5,749
Total Current Assets		**371,165**	**666,297**
Noncurrent Assets			
Franchises		7,500	7,500
Total Noncurrent Assets		**7,500**	**7,500**
Total Assets		$ **378,665**	$ **673,797**
LIABILITIES & MEMBERS' (DEFICIT) EQUITY			
Current Liabilities			
Accounts payable		$ 90,063	$ 30,807
Related party advances	(4)	274,732	360,044
Accrued liabilities		8,450	8,451
Total Current Liabilities		**373,246**	**399,302**
Noncurrent Liabilities			
Related party note payable	(4)	478,000	478,000
Accrued interest	(4)	47,843	57,297
Convertible debentures		337,160	-
Total Noncurrent Liabilities		**863,003**	**535,297**
Members' (Deficit) Equity			
Members' (deficit) equity	(6)	(857,583)	(83,497)
Subscription receivable		-	(177,305)
Total Members' (Deficit) Equity		**(857,583)**	**(260,802)**
Total Liabilities & Members' (Deficit) Equity		$ **378,665**	$ **673,797**

See accompanying notes to the financial statements.

American Ultimate Disc League, LLC
Statements of Operations and Members' (Deficit) Equity
(Un-audited)

	Note	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018
Revenue	(2)	$ 719,085	$ 450,420
Cost of revenue		563,265	414,204
Gross Profit (Loss)		**155,820**	**36,216**
Operating Expenses			
Advertising and marketing	(2)	530,566	286,756
General and administrative		425,826	551,865
Total Operating Expenses		956,392	838,621
Operating Loss		**(800,572)**	**(802,405)**
Other (Income) Expenses			
Interest expense		25,725	18,403
Interest income		-	(1,130)
Net loss		**$ (826,297)**	**$ (819,678)**
Beginning Members' Equity		$ (83,497)	$ 296,971
Net loss		(826,297)	(819,678)
Membership units purchased		-	495,465
Equity Offering costs		-	(56,255)
Incentive unit awards		28,152	-
Series B investments		24,059	
Ending Members' (Deficit) Equity		**$ (857,583)**	**$ (83,497)**

See accompanying notes to the financial statements.

2

American Ultimate Disc League, LLC
Statements of Cash Flows
(Un-audited)

	For the Year Ended			
	September 30, 2019		September 30, 2018	
Cash Flow From Operating Activities:				
Net loss	$	(826,297)	$	(819,678)
Adjustments to reconcile net loss to cash flows used in operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		(79,501)		38,340
Other current assets		5,048		-
Accounts payable and accrued liabilities		49,802		(9,537)
Net cash used in operating activities		(850,947)		(790,875)
Cash Flow From Financing Activities:				
Membership units purchased		-		318,160
Series B investments		201,364		
Convertible debentures		337,160		-
Equity offering costs		-		(56,255)
Incentive unit awards		28,152		-
Related party advance		(85,312)		300,000
Net cash provided by (used in) financing activities		481,364		561,905
Decrease in cash		(369,584)		(228,970)
Cash, beginning of year		634,898		863,868
Cash, end of year	$	265,314	$	634,898
Supplemental Cash Flow Information:				
Cash paid during the year for:				
Income taxes	$	-	$	-
Interest	$	-	$	-

See accompanying notes to the financial statements.

3

NOTE 1 – NATURE OF OPERATIONS

American Ultimate Disc League, LLC was formed on January 10, 2013 in the State of Delaware. The financial statements of American Ultimate Disc League, LLC (the "Company" or "AUDL") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Los Gatos, California. The Company owns and operates a professional ultimate disc sports league. Teams are independently owned businesses each operating within an agreed metropolitan market in the US or Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of September 30, 2019 and 2018. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of September 30, 2019 and 2018, the Company had an allowance for doubtful accounts of $6,344 and $0, respectively.

Loan Receivable

Loans receivable are recorded at the principal amount and are interest-bearing. The Company maintains an allowance to reserve for potential uncollectible loans.

Franchises and Territory Rights

Costs to acquire territory rights for franchises are capitalized on the balance sheet at cost. The Company evaluates these assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the carrying value may exceed its fair value.

As of September 30, 2019, and September 30, 2018 there were 21 franchises, and no franchises were sold during both years. The franchises include territory rights.

In 2017, the Company acquired and operated the Minnesota franchise through its wholly-owned subsidiary, Minnesota AUDL Ultimate LLC. Minnesota AUDL Ultimate LLC sold the Minnesota franchise and territory rights in August 2017 for $35,000 and then ceased operations.

Revenue Recognition

The Company recognizes revenue from broadcast and social media advertising, merchandise sales, licensing, sponsorships, and territory rights when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances where revenue is earned over a period of time.

For territory rights, revenues are recognized after the franchise agreement for a specific territory has been executed and the initial obligations of the Company, if any, have been performed. Sponsorship and advertising revenue are recognized when earned, and merchandise revenue is recognized when goods have been shipped. Licensing revenue is recognized when the license is granted, or as applicable, over the term of the license.

The company has reclassified the franchise fees revenue account to a different revenue account that resulted in zero balance for the years ended September 30, 2019, and 2018. In the prior year ended September 30, 2018 franchise fees were shown at $125,691 but was reclassified to another revenue account. This reclassification has no effect on the financial statements as a whole.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended September 30, 2019 and 2018 were $530,566 and $286,756, respectively.

Income Taxes

The Company is a limited liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is subject to income tax examinations by tax authorities for all periods since 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may hold balances in excess of insured limits.

Convertible Debentures

Convertible debentures issued by the company are classified as financial liabilities as of September 30, 2019 in accordance with the substance of the contractual arrangements and the definition of the financial liability. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the company's own equity instruments is an equity instrument.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $850,947 and $790,875 for the years ended September 30, 2019 and 2018, respectively. The Company will require additional capital or significant increases in revenues to cover losses. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the year ended September 30, 2019, the company had issued convertible debentures at an amount of $337,160.

During the next 12 months, the Company intends to fund its operations through merchandise sales, licensing, sponsorships, and franchise fees, as well as debt and/or equity financing. The company management is in the process of raising debt with $670,000 of $1M Convertible Debenture still available for purchase and are in talks with several investors and is considering a further Equity Raise in fall of 2020 or spring of 2021. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

Promissory Notes
In January 2013, the Company issued a promissory note to a member of the Company. The promissory note has a principal amount of $128,000, accrued interest at the prime rate published by the Wall Street Journal (5.5% and 5.25% as of September 30, 2019 and 2018, respectively), and was payable on the earlier of: (a) demand by the holder or (b) December 31, 2017. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2022. As of both September 30, 2019 and 2018, the outstanding balance on this note was $128,000 and has been included within related party note payable on the balance sheets.

In September 2014, the Company issued an additional promissory note with a principal amount of $350,000 to the same member of the Company. The note accrues interest at the prime rate published by the Wall Street Journal (5.5% and 5.25% as of September 30, 2019 and 2018, respectively) and was payable on the earlier of: (a) October 1, 2019 or (b) an event of default. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2023. As of both September 30, 2019 and 2018, the outstanding balance on this note was $350,000 and has been included within related party note payable on the balance sheets.

Total accrued interest related to these promissory notes was $47,843 and $57,297 as of September 30, 2019 and 2018, respectively.

Advances
Members of the Company have advanced funds to the Company to pay for operating expenses and other costs. The advances are due on demand and carry no interest. The related party advances totaled $274,732 and $360,044 as of September 30, 2019 and 2018, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 6 – MEMBERS' (DEFICIT) EQUITY

During the year ended September 30, 2018, the Company sold 150,199 membership units for gross proceeds of $495,465 through a Regulation Crowd funding offering. In connection with the offering, the Company incurred $56,255 of offering costs. The Company received $261,905 during the year ended September 30, 2018 and recognized a subscription receivable of $177,305 as of September 30, 2018 for the remainder of the net proceeds.

During the year ended September 30, 2019, the Company received the remaining proceeds receivable of $177,305 plus additional proceeds of $24,059 of new investors. The balance of Series B Investments amounted to $492,998 as of September 30, 2019.

During the year ended September 30, 2019, the company had authorized the issue of 257,508 profit incentive units at a fair market value on the time of property transfer $28,125. The incentive units were granted to a service provider pursuant to AUDL equity incentive plan dated January 1, 2019, to enable them to acquire equity interests in the Company.

Allocation of Profits and Losses
The Company's losses are allocated to members only to the extent that such loss allocation will not create or increase a capital account deficit for that member. Losses not allocated to a member due to this loss limitation will be reallocated to the other members. Reallocated losses will be taken into account in determining subsequent allocations of income and losses.

The Company's profits are allocated first to the extent of and in proportion to any losses previously allocated to the members until the cumulative amount of net profits allocated to each member equals the cumulative amount of net losses allocated to each member. Thereafter, the Company's profits are allocated pro rata, in accordance with each member's percentage interest.

NOTE 7 – SUBSEQUENT EVENTS

We have evaluated subsequent events that occurred after September 30, 2019 through January 15, 2020, the issuance date of these financial statements, and identified the following events as significant to be disclosed but with no material impact on the financial statements:

- The AUDL had created a subsidiary, UltiX Technologies, which will hold the rights to some of their statistical information.
- The Company had sold a previously capitalized franchise in Boston, MA, recognized at a book value of $ 7,500 as of September 30, 2018 and 2019 and was subsequently sold at $ 25,000 for the 2020 Season.

There have been no other events or transactions during this time that would have a material effect on the financial statements.